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                    October 13, 2022

       Gregory D. King
       Chief Executive Officer
       Osprey Bitcoin Trust
       1241 Post Road, 2nd Floor
       Fairfield, CT 06824

                                                        Re: Osprey Bitcoin
Trust
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 8, 2021
                                                            File No. 000-56307

       Dear Gregory D. King:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Finance